UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 001-32114
Structured Products Corp. on behalf of TIERS Corporate Bond-Backed Certificates Trust, APA 1997-8
(Exact name of registrant as specified in its charter)
388 Greenwich Street, New York, NY 10013 (212) 723-4070
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
TIERS Corporate Bond-Backed Certificates, Series APA 1997-8, Amortizing Class Certificates due August 15, 2017
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☒
Approximate number of holders of record as of the certification or notice date:	0

Pursuant to the requirements of the Securities Exchange Act of 1934 Structured Products Corp. on behalf of TIERS Corporate Bond-Backed Certificates Trust, Series APA 1997-8 has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.
Date:	August 8, 2017	By:	/s/ Peter Aherne
Peter Aherne, President

Instruction:  This form is required by Rules 12g-4, 12h-3 and 15d-6 and 15d-22 of the General Rules and Regulations under the Securities Exchange Act of 1934.  The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed.  It may be signed by an officer of the registrant, by counsel or by any other duly authorized person.  The name and title of the person signing the form shall be typed or printed under the signature.

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